CONCORDE FUNDS, INC.
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

June 30, 2016

Via EDGAR System
Ms. Samantha Brutlag U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:
Concorde Funds, Inc. (File Nos. 811-05339 and 033-17423)
Registration Statement on Form N-14 (No. 333-211354), Filed May 13, 2016
Pre-Effective Amendment No. 1 Filed May 26, 2016
Pre-Effective Amendment No. 2 Filed June 3, 2016
Pre-Effective Amendment No. 3 Filed June 28, 2016
Pre-Effective Amendment No. 4 Filed June 30, 2016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective on June 30, 2016, or as soon as is practicable thereafter.

Very truly yours,

CONCORDE FUNDS, INC.

By: /s/ Gregory B. Wood
Gregory B. Wood
Principal Financial Officer